LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

August 14, 2013

BY EDGAR

Ms. Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 16, LLC (the “Company”) Registration Statement on Form S-1 SEC File No. 333-188924

Dear Ms. Long:

We received the Staff's comment letter dated July 31, 2013.  We will respond to the remaining two comments when the registrant files a further pre-effective amendment to the registration statement in advance of the desired effective date.  That amendment will include updated unaudited interim financial statements to bring them current as of the target effective date, as well as any changes we may make to disclosure in response to state administrators' comments, which we expect to be compiling over the next several weeks.

With the overnight delivery hard copy of this letter, we are forwarding to the Staff two items of supplemental sales materials intended to be used in connection with the offering, and these items are hereby submitted for your review as additional sales literature:

1.           A PowerPoint slide presentation intended to be used in conjunction with the prospectus at investor sales presentations, with a copy of the prospectus to accompany or precede the presentation.

2.           A sales brochure intended to be delivered to prospective investors together with the prospectus.

Ms. Pamela A. Long
August 14, 2013

Please contact me with any comments you may have concerning the proposed PowerPoint presentation or sales brochure, or with any other questions you may have concerning this filing.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Melissa Rocha, Senior Assistant Chief Accountant
Erin Jaskot, Staff Attorney
Jeff Gordon, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler Vasco Morais, Esq.